UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2022

Commission file number: 001-39166

Metalla Royalty & Streaming Ltd.

(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:
[   ] Form 20-F [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXHIBIT INDEX

EXHIBITS 99.1, 99.2, AND 99.3 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-264810), AS AMENDED AND SUPPLEMENTED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit	Description
99.1	Equity Distribution Agreement dated May 27, 2022
99.2	Consent of DLA Piper (Canada) LLP
99.3	Consent of Blake, Cassels & Graydon LLP
99.4	News Release dated May 27, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2022	/s/ Kim Casswell
Kim Casswell
Corporate Secretary